Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153

March 22, 2012
VIA EDGAR

Mr. Bruce R. MacNeil
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Request for Withdrawal of Application of Partners’ Non-Qualified
Pension Investment Fund and Weil, Gotshal & Manges LLP, File No. 813-00380

Dear Mr. MacNeil:

I am writing on behalf of Weil, Gotshal & Manges LLP (“Weil”) and Partners’ Non-Qualified Pension Investment Fund (together with Weil, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Application”), filed by the Applicants with the Securities and Exchange Commission on April 6, 2011 and amended on September 12, 2011 (File No. 813-00380).

Applicants request the withdrawal of the Application because they have decided not to pursue the order.

Please do not hesitate to contact me at (212) 310-8933 with any questions.

Sincerely,

/s/ David Wohl